Room 4561

July 24, 2006

L. George Klaus
Chairman and Chief Executive Officer
Epicor Software Corporation
18200 Von Karman Ave, Suite 1000
Irvine, CA 92612

   Re: **Epicor Software Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed March 31, 2006
     Form 10-K/A for Fiscal Year Ended December 31, 2005
     Filed April 14, 2006
     Form 8-K Filed April 26, 2006
     File no. 0-20740

Dear Mr. Klaus:

   We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion & Analysis of Financial Condition & Result of Operations

Other Data, page 44

1. We note that you have included in-process research and development expense in your computation of EBITDA. Tell us how you considered the guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP

Measures which states that measures that are calculated differently than those described as EBIT and EBITDA in the adopting release should not be characterized as "EBIT" or "EBITDA." Tell us how you determined that labeling this non-GAAP measure as EBITDA was appropriate and how you determined that your definition of EBITDA is the equivalent of EBITDA, as defined in Question 14.

2.   Furthermore, considering you appear to use EBITDA as a performance measure, tell us how you considered Questions 8 and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures in your Form 10-K:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 10

3.   We note your disclosure where you state "The Company's maintenance services' VSOE of fair value is determined by reference to the price the Company's customers are required to pay for the services when sold separately (i.e. the maintenance services fees paid by the Company's customer upon renewal)." Are the rates the customer is "required to pay for the services" stated in the original contract? If so, what percentage of your customers actually renew at the stated rates and tell us how you determined these rates were substantive pursuant to paragraph 57 of SOP 97-2. If renewal rates are not stated in the original contract and the Company is basing your VSOE on historical renewal rates actually paid by your customer, then tell us if the renewal rates vary from customer to customer, and if so, how you are able to reasonably estimate fair value. See paragraph 10 of SOP 97-2.

4.   Tell us why you believe it is appropriate to recognize revenue from fixed fee arrangements using the percentage of completion method as it appears that such arrangements are solely for consulting services. Paragraph 1 of SOP 81-1 does not permit the use of contract accounting for services contracts. Tell us the

specific accounting literature you relied upon, and provide us with analysis, which demonstrates how that literature applies to you. We may have further comments.

5.   We further note that you recognize revenue on fixed fee arrangements using costs incurred to date as compared to total estimated costs to be incurred. The Staff generally would expect service contract revenue recognition to be based on some type of output measure of performance. Please explain how you determined that the input measure was the appropriate measure to use on your fixed-price completion contracts.

Form 8-K Filed April 26, 2006

6.   We note your use of non-GAAP measures under Item 9.01 of the Form 8-K dated April 26, 2006 which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP net income and non-GAAP diluted net income per share):

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief